Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

June 11, 2018

VIA FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Rolf Sundwall

Jim Rosenberg

Dorrie Yale

Suzanne Hayes

Re:	AVROBIO, Inc.
Registration	Statement on Form S-1
File	No. 333-225213
CIK	No. 0001681087

Ladies and Gentlemen:

This letter is being submitted on behalf of AVROBIO, Inc. (the “Company”) to supplementally provide the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with additional information with respect to the above-referenced Registration Statement (as amended, the “Registration Statement”) that was filed with the Commission on May 25, 2018 and the letter that was submitted to the Commission on June 1, 2018 (the “Initial Letter”), in response to the Staff’s letter to the Company dated June 8, 2018 (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments and in the responses refer to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

For the Staff’s convenience and to facilitate continuing the Staff’s analysis of the Initial Letter, the Company’s responses below do not give the effect to the 1-for-4.132 reverse stock split that was completed on June 7, 2018, as described in the Registration Statement.

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June 11, 2018

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of this letter.

Letter dated June 1, 2018 regarding determination of fair value of the Company’s common stock

October 24, 2017 Valuation, page 3

1.	Please tell us why there is not an amount recorded for beneficial conversion feature related to the October 2017 series A preferred stock issuance considering your valuation of $.99 per share for your common stock and that the preferred stock was issued at $.79 per share.

RESPONSE: The Company supplementally advises the Staff that the shares of Series A preferred stock that were issued in October 2017 were sold at a price per share of $0.79 on October 5, 2017. The fair value of common stock for which the Series A preferred stock was convertible into was less than $0.79 on such issuance date. As a result, the Company concluded that there was no beneficial conversion feature on the date of issuance, which was considered to be the commitment date for purposes of determining whether there existed a beneficial conversion feature. The determination that no beneficial conversion feature existed was based on a qualitative assessment that the Company utilized at the time of issuance, which considered results of the then-most recent third-party valuation report, which was performed as of August 31, 2017 and that indicated a fair value of common stock of $0.53 per share, as well as other qualitative facts and circumstances, including the scientific and corporate milestones which had been achieved between August 31, 2017 and October 5, 2017. Based on this assessment, the Company concluded that the value of the common stock could not have increased above $0.79 per share on or prior to October 5, 2017, and therefore no beneficial conversion feature existed. This qualitative analysis was further supported by a subsequent retrospective third-party valuation report as of October 5, 2017, which indicated a fair value of common stock of $0.71 per share.

The fair value of common stock of $0.99 per share that was disclosed in the Registration Statement was determined as of October 24, 2017. Subsequent to October 5, 2017, certain key events drove an increase in the fair value of the Company’s common stock, including the blood draw on October 12, 2017 from the first patient in the ongoing Phase 1 clinical trial of the Company’s lead product candidate AVR-RD-01 for the treatment of Fabry disease. Analysis of the data from the blood sample yielded significant and promising nine-month preliminary interim results, in which AVR-RD-01 demonstrated clinically significant increased enzyme activity above the range for males with classic Fabry disease. The Company believes that this blood draw and analysis led to a material increase in the probability of success of an initial public offering, the valuation of the Company that would be expected to be received in an initial public offering, and the enterprise value of the Company in a remain-private scenario.

The Company acknowledges that for financial reporting purposes in the Registration Statement, the fair value of common stock utilized in the determination of stock-based compensation expense for awards granted on October 4, 2017 and October 17, 2017 utilized the fair value of

Securities and Exchange Commission

June 11, 2018

common stock of $0.99 per share determined as of October 24, 2017. The Company reported this value in the Registration Statement because the retrospective valuation as of October 5, 2017 (which had determined a common stock fair value of $0.71 per share as of that date) was not yet available at the time the year-end financial statements were prepared, and this higher value represented a more conservative amount than the value determined in the previous valuation as of August 31, 2017 (which had determined a fair value of common stock of $0.53 per share). The Company advises the Staff that the effect of utilizing this higher valuation overstated rather than understated the magnitude of stock-based compensation expense relating to these issuances, but the Company believes that this overstatement was not material due to the limited number of awards issued on these dates, which totaled options to purchase 45,000 shares of common stock. Since the effect was not material, the Company has not adjusted the amounts recognized and disclosed in the Registration Statement to the fair value determined as of October 5, 2017.

Valuations, page 3

2.	Please refer to the discussions of the valuations at various dates on page 3 and 4 beginning with the August 31, 2017 valuation. Provide us the IPO price per share before applying the probability percentage and the discount for lack of marketability. Provide us a description of the non-IPO scenario and the price per share before applying the discount for lack of marketability.

RESPONSE: The Company supplementally advises the Staff that (i) the IPO scenario price per share before applying the probability percentage and discount for lack of marketability and (ii) the non-IPO scenario price per share before applying the discount for lack of marketability, in each case as described in the third party valuation reports for August 31, 2017, October 24, 2017, January 31, 2018 and March 31, 2018 are set forth below. For each of these valuations, the non-IPO scenario referred to a potential exit, and considered the timeline of the Company’s next required financing and a sale or merger event.

August 31, 2017

•	IPO scenario price per share: $0.81

•	Non-IPO scenario price per share: $0.50.

October 24, 2017

•	IPO scenario price per share: $1.21

•	Non-IPO scenario price per share: $0.95.

January 31, 2018

•	IPO scenario price per share: $1.82

•	Non-IPO scenario price per share: $1.00.

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June 11, 2018

March 31, 2018

•	IPO scenario price per share: $1.93

•	Non-IPO scenario price per share: $1.00.

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (617) 570-1483.

Respectfully submitted,

/s/ James Xu
James Xu, Esq.

GOODWIN PROCTER LLP

cc:	Geoff MacKay, AVROBIO, Inc.
Katina Dorton, AVROBIO, Inc.
Arthur R. McGivern, Esq., Goodwin Procter LLP

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